Exhibit 99.22

U.S. Silver Announces Q3 Earnings Release Date and Conference Call

TORONTO--(BUSINESS WIRE)--October 14, 2011--U.S. Silver Corporation (TSX: USA, US OTCQX: USSIF, Frankfurt: QE2) (“US Silver” or “the Company”) will announce its 3rd quarter 2011 financial results at 7:00 am EST on Monday November 14th, 2011. Results will be discussed during an analyst and investor conference call with senior management on Monday November 14th at 11 am EST. A question and answer session will follow management’s presentation. Participants may email questions in advance of the call to info@us-silver.com referencing “Q3 Question” in the subject line.

Additionally, based on operating results to date, the Company would like to confirm its guidance of expected silver production of 2.4 to 2.6 million ounces of silver for the twelve months ended December 31, 2011.

Conference Call Dial-In Details

Participants may join the call by dialing toll free 1-888-231-8191 or 647-427-7450 for calls from outside Canada and the US. The Conference ID is 17798573. Please dial in 15 minutes prior to the call to secure a line. The conference call will be archived for replay from approximately three hours after the call until Monday, November 28st, 2011 at midnight. To access the archived conference call, please dial 1-855-859-2056 or (416) 849-0833 and enter the Conference ID 17798573.

U.S. Silver hosts a regular quarterly earnings conference call to provide an opportunity for investors and analysts to discuss the operating and financial results of the most recent quarter with senior management.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur d'Alene Mining District.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Heather Foster, 208-556-1535 ext. 2
Manager IR